VIA EDGAR

January 7, 2006

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn: Division of Corporation Finance,

Re:	IMMS, Inc.
(File No. 333-137098)

Dear Ladies and Gentlemen:

At the request of IMMS, Inc.. (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated November 27, 2006 from Jennifer R. Hardy of the Commission to Kevin P. O’Connell, President and Chief Operating Officer of the Company, relating to Amendment No. 1 to the registration statement on Form SB-2 of the Company filed with the Commission on November 2, 2006 (“Amendment No. 2”).  We have filed simultaneously Amendment No. 2 and have attached a marked copy of such Amendment No. 2 indicating the changes that the Company has made to the Amendment No. 1.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included, above each of our responses, a copy of the comment to which we are responding.

General

On behalf of the Company, we have arranged for delivery to the attention of each of Edward M. Kelley and Ryan E. Rohn of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No. 2.

1.  We note the following significant differences between your Form SB-2 and your amended Form SB-2:

o	Fixed assets - net for the periods December 31, 2004, December 31, 2005 and June 30, 2006.

o	Deficit accumulated during the development stage for the periods December 31, 2004, December 31, 2005 and June 30, 2006.

o	General and administrative expenses for the year ended December 31,2004.

o	Related party receivables for the year ended December 31,2004 in the statement of cash flows.

Response. Comment complied with. See revised financial statements containing restatement disclosures. The examination of the Company's 2003 financial records required for inclusion in the cumulative to present development stage financial statements, performed subsequent to the examination of the 2004 financial statements, revealed that a write off in 2004 of $22,371 related to a receivable for equipment expenditures, should be appropriately moved back to 2003. In addition, a recalculation of depreciation added $3,750 in depreciation expense in 2003. The adjusting entries to each year were as follows:

2003	Debit	Credit
Related party receivable		$22,371
Write offs	$22,371
Depreciation	$3,750
Accumulated depreciation		$3,750

2004
Accumulated deficit	$26,121
Write offs		$22,371
Accumulated depreciation		$3,750

2005
Accumulated deficit	$3,750
Accumulated depreciation		$3,750

The Offering, Page 4

Refer to prior comments 4 and 9. Revise to conform to the disclosure on the prospectus' outside front cover page that the price per share of the common stock being offered by the selling stockholders is $0.02 until the shares are quoted on The OTC Bulletin Board or OTCBB and after that at prevailing market prices or privately negotiated prices.

Response The appropriate revision has been made to comply with your comment.

Risk Factors. Page 5

3.  Refer to prior comment 19. We did not intend for you to remove from the risk factors section the fifteenth risk factor in the initial registration statement with the caption or heading "Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations which may limit a stockholder's ability to buy and sell our stock." Rather, we were requesting that you move the last paragraph in the risk factors section beginning with the words "Please read this prospectus" so that information is presented in a discrete section and not as part of the risk factors section. Please revise.

Response The Risk Factor Re: Penny Stock” has been re-inserted. The “Please read the prospectus” information has been moved to appear immediately after “THE OFFERING” section of the prospectus.

4.  Any reference to the OTCBB should never include NASD, formerly known as The National Association of Dea1ers, Inc., or The Nasdaq Stock Market, Inc. Refer to the thirteenth risk factor, and revise.

Response The appropriate revision has been made to comply with your comment.

Results of Operations for the years ending December 31. 2004 and 2005, Page 16

5.  We note your response to prior comment 33. Your disclosure regarding the decrease in revenue for the year ended December 31, 2005, that "more racing teams with greater resources than yours have emerged competing for the same sponsor revenues your company seeks" appears to be a general assessment of the racing environment rather than a specific reason for the decrease in your revenue. In addition, your disclosure regarding your attendance at fewer races with substantive winners' purses appears to contradict your discussion of operating expenses that you disclose increased due to an increase in racing activity. We further note your disclosure on page 7 that you did not have any Sponsor related revenue in 2005. Therefore, we assume your revenue for the year ended December 31, 2005 relates to either race purse winnings or show car appearances. Please revise your disclosures to clarify this apparent discrepancy as well as to identify specifically the reasons for the decrease in your revenue, including a discussion of each of your revenue streams for the year ended December 31, 2004 to the year ended December 31, 2005.

6.  Operating expenses for the year ended December 31, 2004 appear to be $121,204 in your statement of operations rather than $136,033 as disclosed on page 17. Please revise. In addition, we note your additional disclosure in response to prior comment 13 regarding the approximately $340,000 increase in operating expenses. In consideration of the materiality of this increase to your statement of operations, please further expand your discussion of this amount, including quantifying each of your racing expenditures. For example, compare the number of races you participated in during 2004 compared to 2005. In addition, quantify the additional expenses that you have disclosed such as insurance, marketing, and office expense and the reasons for these increases.

Response The appropriate revision has been made to comply with your comment.

7.  Based on the amounts in your statement of operations, operating expenses appear to have decreased by $121,455 in the six months ended June 30,2006 compared to the six months ended June 30, 2005 rather than $125,555 as you have disclosed on page 17. Please revise.

Response The appropriate revision has been made to comply with your comment.

Result of Operations for the 6 month periods June 30, 2006 and 2005, page 18

8.  We note your disclosure on page 18 that in 2005 you had revenue f$2,050. However, in your statement of operations, it appears that you had negative revenue of $2,050 for the six months ended June 30, 2005. Please explain this apparent negative revenue or correct this typographical error. In addition. it remains unclear from your revised disclosures why there was no revenue during the six months ended June 30. 2006. Disclose how your financial constraints affected your ability to generate revenue. Although you disclose that you did not enter any oval circuit races in 2006, your disclosure on page 11 indicates that you refocused your efforts in road racing events, specifically ASC events. It is also unclear how your decision to pursue a relationship with NASCAR in the Busch series events impacted your ability to generate revenue for the six months ended June 30, 2006 . Your disclosures on page 11 state that you intend to purchase a NASCAR road racing car in 2006 and you will not compete in a Busch Series road race until 2007. Therefore, we repeat prior comment 33 to explain and identify specifically the reasons for the decrease of revenue to zero for the six months ended June 30, 2006.

Response The appropriate revision has been made to comply with your comment.

9.  On page 19, you disclose operating expenses during the six months ended June 30, 2005 were $269,985. However, on your statement of operations, operating expenses for the six months ended is $265,885, Please revise or advise.

10.    In addition, we repeat prior comment 33 to expand your discussion of operating expenses for the six months ended June 30, 2006 to discuss why your operating expenses decreased by $125,555 compared to the six months ended June 30, 2005. Quantify the reasons for the significant decrease in operating expenses and discuss relevant comparisons. For example, in consideration that you disclose that you incurred lower costs due to less racing activity, you should compare the number of races that you participated in during the six months ended June 30, 2006 compared to the six months ended June 30, 2005.

11.    0n page 19, you disclose that your net loss for the six months ended June 30, 2006 was $125,629. However, on your statement of operations, your net loss is $125,379. Please revise.

Response The appropriate revision has been made to comply with your comment.

Liquidity, page 18

12.    We note your disclosure on page 18 in response to prior comment 34 that you will need $100,000 of additional capital through December 31, 2007. In consideration that your net cash used in operating activities was $122,727 for the six months ended June 30, 2006, and, as disclosed on page 11, you intend to purchase a NASCAR road racing car in 2006 and in 2007, intend to compete in one or more Busch series road races, and have not generated any revenue for the six months ended June 30,2006, please disclose the basis for your estimate that $100,000 of additional working capital would be sufficient to operate your business through December 31, 2007.

Response The appropriate revision has been made to comply with your comment.

13.    You disclose on page 20 that you incurred a net loss of $125,629 during the six months ended June 30, 2006 and $269,985 during the six months ended June 30, 2005. However, on your statement of operations, the amounts should be $125,379 and $267,935. Please revise.

Response The appropriate revision has been made to comply with your comment.

14.    In addition, you disclose on page 20 that you had total assets of $51,829 as of June 30, 2006. Your balance sheet shows total assets of $ 48,329 as June 30,,2006. Please revise.

Response The appropriate revision has been made to comply with your comment.

15.    You state that your operating activities used $143,000 in cash for the six months ended June 30,2006 on page 20. However,we note in your statement of cash flows that net cash used by operating activities is 122,727 for the six months ended June 30, 2006.

Response The appropriate revision has been made to comply with your comment.

Please revise. Please also make conforming changes to your reference to $143,000 of negative cash flow in your risk factor on page 8.

16.    Please revise your disclosure on page 20 that you raised $8,482 in cash, net of repayments of debt, through the issuance of common stock during the six months ended June 30, 2006. We note that you do not show any amounts for sales of common stock for the six months ended June 30, 2006 on your statement of cash flows or your statement of stockholders equity during the six month period ended .June 30, 2006. Instead it appears that the $8,482 represents the common stock balance as of December 31, 2005.

Response The appropriate revision has been made to comply with your comment.

17.    You disclose stockholders' equity was $17,366 on June 30, 2006. In your statements of stockholders' equity, you show stockholders equity of $13,866 at June 30, 2006. Please revise.

Response The appropriate revision has been made to comply with your comment.

Recent Accounting Pronouncements, Page 20

18.    We note the phrase "beginning after June 15” in this subsection’s last paragraph. Please complete the disclosure to include the year.

Response The information has been provided in the prospectus.

Management, page 21

19.    Refer to prior comment 35. We note the phrase "From 2001 through __ of 2006 in the biographical paragraph of Mr. John A. Brunkow. Please complete the disclosure.

Long Term Incentive Plans, page 24

20.    Refer to prior comment 36. Disclosure here that one million shares of common stock are available under the 2005 plan is inconsistent with disclosure in section 4.1. of exhibit 10.1 that two million shares of common stock are available under the 2005 plan, Please reconcile the disclosures.

Response The prospectus has been amended to be consistent with Section 4.1 of Exhibit 10.1

Certain Relationships and Related Transactions, page 24

21.    Refer to prior comment 39. Disclosures on pages F·6 arid F-l that IMMS issued 2,829,820 shares of common stock to retire related party debt in 2005 are inconsistent with disclosure under paragraph (b) of Item 26 on page 34 that the debt was converted to 28,248,200 shares of common stock before a 10-1 reverse stock split. Further, those disclosures arc inconsistent with disclosures here that lMMS issued an aggregate of 49,446,400 shares of common stock or an aggregate of 4.944,640 shares of common stock post reverse split to retire the debt. Please reconcile the disclosures throughout the registration statement so that they are consistent.

Selling Stockholders, page 26

22.    Refer to Prior comment 40. Describe briefly how Mr. Rod Hoffman acquired the securities being offered for resale. We note that there is-no "footnote next to his name in the table.

Response The prospectus has been amended to indicate how Rod Hoffman acquired his shares.

Statement of Operations, page 23

23.    In response to prior comment 54, you reclassified the gain on asset sales from non-operating income to a. component of revenue. However, your statement of operations should reflect this gain as a component of your "Gain (loss) from operations" in a line just after your operating expenses subtotal Refer to paragraph 45 of SFAS144. Please revise

Response The appropriate revision has been made to comply with your comment.

Recent Accounting Pronouncements, page F-9

24.    Your response to prior comment 57 is unclear to us. In consideration that sponsorship revenue was your primary source of revenue in 2004 and 2005, it is unclear to us how the cash flow effect of exchange transactions with Mr. Calvin cannot be currently reliably measured. Therefore, it appears that the exchange transactions with Mr. Calvin require recognition in your financial statements at fair value pursuant to SF AS 153. Please revise or advise. If you revise your financial statements, please ensure that the revenue and expense portions of the exchange transactions are recognized consistently with your existing accounting policies. Specifically, it appears that the expense portion of these transactions may require recognition prior to the revenue portion as you do not recognize revenue until you have completed the provision of your services.

Response With regard to the Staff's comment, the Company notes the following: The Company's revenues that the Staff refers to in its comment were approximately $7,500 in 2004 and $3,200 in 2005, which are certainly limited in amount and consistency. Transactions with Mr. Calvin accounted for none of these revenues. The exchange transactions with Mr. Calvin have not significantly changed in the least the Company's cash flows, nor are they expected to in the future [see SFAS 153, para. 21]. Therefore, any booking of revenues under such a scenario would seem inappropriate, if not outright reckless, nor would the exchanges seem to the Company at the present time to have sufficient commercial substance to warrant the booking of an expense. The Company believes its treatment of the transaction as a nonmonetary exchange without commercial substance to be correct under the guidance of SFAS 153.

Note 2. Related Party Transactions, page 11

25.-26.    We note your response to prior comment 58 that you reflect the payments to the officer for the equipment loan as a rental expense reflected in the net operating loss on the statement of cash flows. Please tell us the amount of the loan as of June 30. 2006. Please also tell us your consideration of SFAS 13, EITF 01-8, and FIN 46R, given that your officer, a related party, took out the loan on your behalf, in determining that the loan and related equipment should not be reflected on your balance sheet. If you determine that the loan and equipment should he reflected on your balance sheet, please revise your balance sheet. Please also restate your statement of cash flows to reflect your payments as a cash outflow for financing activities.

26.    If, on the other hand, you continue to determine that your use of the equipment represents an operating lease and should not be reflected on balance sheet, please disclose the future minimum rental payments required as of the date of the latest balance sheet presented in the aggregate and for each of the five succeeding fiscal years.

Response The balances on the equipment note were approximately $189,000 at June 30, 2006, and $188,000 at September 30, 2006. After review of SFAS 13, EITF 01-8, and FIN 46R, the Company believes its initial treatment of the issue to be correct. Neither sales agreements nor lending agreements give the Company any legal right to the equipment, which is held solely by an officer as an individual. SFAS 13 and EITF 01-8 would appear most relevant under the circumstances.

Note 5. Going Concern. Page F-1

27.    We have reviewed your revised disclosures in response to prior comment 59. Although you address attracting equity capital, you do not disclose any future prospects regarding generating revenue. In consideration that you have not generated any revenue in the six months ended June 30, 2006, expand your going concern discussion to disclose if you anticipate generating any revenue over the next 12 months as well as the source of this revenue. Further, clarify that you will not receive any proceeds from the sale of snares of common stock in this' current offering.

Response The appropriate revisions have been made to comply with your comment.

Exhibit 23.2

28.    Your disclosure continues to state that the report of your independent public accountant is included in exhibits to your registration statement. However, as stated in prior comment 68, the report is not included in any of the exhibits to your registration statement. Please have your auditor revise or advise.

29.    Refer to prior comment 60. As noted previously, this is a Rule 415 and not a Rule 430A offering. Thus, the undertakings required by subparagraphs (i) and (ii) of ltem 512(f) of Regulation S-B are inapplicable. Please remove the Rule 430A undertakings included under paragraphs 6 and 7.

Response The appropriate revisions have been made to comply with your comment.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 619-702-8690 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

de Castro P.C.

By: /s/ Audie J. de Castro
Audie J. de Castro